Frascona Joiner Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

ph: 303 494 3000

fx: 303 494 6309

March 16, 2011

John Reynolds

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

Studio II Brands, Inc.

Form 8-K

Filed February 10, 2011

File No. 000-50000

Dear Mr. Reynolds:

Please be advised that our law firm serves as legal counsel to Studio II Brands., a Florida corporation (the “Company”).

This letter is in regards to your comment letter dated March 9, 2011 (the “Comment Letter”).   The Company has received the Comment Letter and is in the process of addressing the comments set forth in the Comment Letter.  However, the Company will not be able to meet the specified response deadline of March 23, 2011.  We anticipate that we will be able to respond to all of the comments on or before April 7, 2011. Accordingly, we respectfully request an extension until April 7, 2011 in which to submit our responses.  Your understanding with this matter is greatly appreciated.

Thank you for your time and assistance with this matter.  Please feel free to contact me if you have any questions regarding the foregoing.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s Gary S. Joiner, Esq.